[Third Point LLC]




VIA FACSIMILE & U.S. MAIL

February 14, 2005

Mr. Irik P. Sevin Chairman, President and CEO Star Gas Partners L.P. 2187 Atlantic Street Stamford CT 06902

Dear Irik:

Third Point LLC ("Third Point") advises certain entities that hold 1,945,500 common units in Star Gas Partners L.P. ("Star Gas" or the "Company") (NYSE:
SGU). Our 6% interest in the common units of the Company makes us your largest unitholder. Unlike the poor, hapless retail investors "stuffed" with purchases at the $24 level (many of whom are party to class action lawsuits against you personally and against the Company), we purchased our stake around these levels and took profits on about 500,000 shares near the $7.00 per unit level.

Since your various acquisition and operating blunders have cost unit holders approximately $570 million in value destruction, I cannot understand your craven stance with respect to shareholder communications. We urged you to hold a conference call to discuss the Company's plight and to set forth a plan of action.

We have also tried to reach you on innumerable occasions only to be told that your legal counsel advised you against speaking to bondholders and shareholders due to the torrent of shareholder litigation currently being brought against senior management and the Company. We did receive a call from Company CFO Ami Trauber (who I was interested to learn previously worked at Syratech (NASD:
SYRA) which currently trades at 6 pennies a share and is undergoing a restructuring of its debt). How peculiar that Ami, who is named in virtually all the same shareholder class action complaints that have been filed, is not subject to the same gag order mandated by Company counsel. Since you refused for months to take our numerous calls, I must regrettably communicate with you in the public forum afforded us by Section 13(d) of the Securities Exchange Act of 1934.

Sadly, your ineptitude is not limited to your failure to communicate with bond and unit holders. A review of your record reveals years of value destruction and strategic blunders which have led us to dub you one of the most dangerous and incompetent executives in America. (I was amused to learn, in the course of our investigation, that at


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Cornell University there is an "Irik Sevin Scholarship." One can only pity the poor student who suffers the indignity of attaching your name to his academic record.)

On October 18, 2004, Star Gas announced the suspension of its common unit dividend, causing an 80% crash in unit price from $21.60 on October 17th to $4.32 on October 18th and destroying over $550 million of value.

On November 18, 2004, after a modest recovery in the stock price, Star Gas announced the sale of its propane business, causing the common units to decline in price from $6.68 on November 17th to $5.55 on November 22nd. Management evidently felt this would create shareholder value when in fact it did the exact opposite. The Company apparently did not feel a fiduciary obligation to maximize value for unit holders, and elected not to return calls from major unitholders prior to the sale of the propane segment. Had you been more responsive, we could have warned you that this that action would not create value. Shockingly, the Company also indicated that unitholders would be "passed through" a taxable gain on sale of up to $10.53 per share even though unitholders may have suffered a loss of over $15.00 a unit.

To add insult to unitholder injury, and to ensure you a dazzling place in the firmament of bad management, we learned that two members of the Company's special committee assigned to evaluate the sale of the propane business, Stephen Russell and William P. Nicolletti, received a one-time fee of $100,000 each! Was that really necessary given that you paid advisory fees to Lehman Brothers (your former employer), paid additional advisory fees to KeyBanc Capital for advising the special committee and paid significant legal fees associated with the transaction? The dereliction of fiduciary duty is truly astounding and we demand that all fees paid to the special committee be repaid immediately by Mr. Russell and Mr. Nicolletti.

On December 17, 2004, Star Gas closed on a $260 million JP Morgan working capital facility. As of December 31, 2004, the Company was already in violation of its fixed charge coverage ratio of 1.1x to 1.0x. As a result, the Company has been forced to use $40 million of the $143.5 million in excess proceeds from the propane business sale for working capital purposes in order to maintain minimum availability on the working capital facility of $25 million to prevent a violation from occurring under the credit agreement. Clearly, JP Morgan did not expect EBITDA of $0 million (before non-recurring items) for the quarter ending December 31, 2004 given that the deal closed December 17, 2004.
I also presume that Peter J Solomon (the Company's restructuring advisor) was not marketing a refinancing based on such projections.

In its Form 10-K filed December 14, 2004 (with 17 days left in quarter), the Company that stated heating oil volumes were down 7.2% year-over-year for the two months ended November 30, 2004. However, in its Form 10-Q for the quarter ended December 31, 2004, the Company indicated that heating oil volumes were down 15% for the entire quarter. This would mean one of three things: (i) volumes were down over 50% in the last part of the year (hard to believe), (ii) management does not have an accurate picture

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of where the business is heading or (iii) management felt it was unnecessary to update its unitholders on material information regarding its customers heading into the all-important winter season.

As mentioned above, for the quarter ended December 31, 2004, EBITDA declined to $0 million from $26 million the prior year. Heating oil volume was down 15%, gross margin per gallon was down over $0.05 or approximately 10%, but fixed costs (delivery, branch, G&A) were up 8%. This is unacceptable and will cause a death spiral. How are you rationalizing the cost structure of the business? Ami Trauber indicated to us that the Company believes it can improve EBITDA margin per gallon to historical levels of $0.12 (some of your competitors are at an approximate 50% premium to that). As your largest common unitholder, we insist that you provide a plan of action on how you will achieve that goal.

Furthermore, we would also like to understand why, even at its peak performance, the Company's margins are significantly lower than those of your competitors. We do not see any reason why a properly managed heating oil distribution business should not operate at least at your historical margin levels, if not at levels similar to the 17% margins enjoyed by your competitors. We would like to form a special committee of unitholders and would like to retain an independent consulting firm to evaluate the Company's operations and management performance; we are prepared to sign a confidentiality agreement in order to have access to the necessary Company data.

The Company received $153.5 million of net proceeds from the sale of the propane business. Star Gas has indicated it has until the end of the year to make use of this cash. However, the Company must pay interest on the MLP Notes of 10.25% per year, amounting to $15.7 million in annual costs (or almost $0.50 a unit) if the Notes are not repurchased immediately. We urge you not to destroy more value for unit holders than you already have; we believe that, unless there is a better use for the cash, the Noteholders should be repaid as soon as practicable before that cash is burned away. However, if you think there is a better alternative than repaying the Noteholders, such as tuck-in acquisitions, we would like to understand that strategy before cash is deployed.

The Company's expenditure on legal and banking fees is completely inexplicable and out of proportion to the Company's size, resources and scant earnings. We estimate the Company has spent approximately $75 million in fees over the last four months (approximately 50% of SGU's market capitalization) related to make-whole payments, bridge financing, debt refinancing, advisory professional fees and legal costs.

Furthermore, a careful reading of the small print in the Company's most recent Form 10-K reveals a further record of abysmal corporate governance. In particular, your $650,000 salary for a company your size is indefensible given the spectacular proportions of your failure as an executive. Furthermore, given the magnitude of your salary, perhaps you can explain why the Company paid $41,153 for your professional fees in 2004 and why the Company is paying $9,328 for the personal use of company owned vehicles. We questioned Mr. Trauber about the nature of this expense, and I was frankly curious about

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what kind of luxury vehicle you were tooling around in (or is it chauffeured?).
He told us that you drive a 12 year old vehicle. If that is so, then how is it possible that the company is spending so much money on the personal use of a vehicle that is 12 years old? Additionally, your personal use of a Company car appears to violate the Company's Code of Conduct and ethics which states that "All Company assets (e.g. phones, computers, etc) should be used for legitimate business purposes." We demand that you cease accepting a car allowance for personal use of a Company vehicle, in apparent violation of the Company's Code of Conduct and Ethics. We also demand that you voluntarily eliminate your salary until dividend payments to common unit holders are resumed.

The Company's Code of Conduct and Ethics also clearly states under the section on Conflics of Interest, that

     A "conflict occurs when an individual's private interest interferes or even appears to interfere in any way with the person's professional relationships and/or the interests of SGP. You are conflicted if you take actions or have interests that may make it difficult for you to perform your work for SGP objectively and effectively. Likewise, you are conflicted if you or a member of your family receives personal benefits as a result of your position in SGP...You should avoid even the appearance of such a conflict. For example, there is a likely conflict of interest if you:

     1. Cause SGP to engage in business transaction with relatives or friends;...

By this clearly stated policy, how is it possible that you selected your elderly 78-year old mom to serve on the Company's Board of Directors and as a full-time employee providing employee and unitholder services? We further wonder under what theory of corporate governance does one's mom sit on a Company board. Should you be found derelict in the performance of your executive duties, as we believe is the case, we do not believe your mom is the right person to fire you from your job. We are concerned that you have placed your greed and desire to supplement your family income - through the director's fees of $27,000 and your mom's $199,000 base salary - ahead of the interests of unitholders. We insist that your mom resign immediately from the Company's board of directors.

Irik, at this point, the junior subordinated units that you hold are completely out of the money and hold little potential for receiving any future value. It seems that Star Gas can only serve as your personal "honey pot" from which to extract salary for yourself and family members, fees for your cronies and to insulate you from the numerous lawsuits that you personally face due to your prior alleged fabrications, misstatements and broken promises.

I have known you personally for many years and thus what I am about to say may seem harsh, but is said with some authority. It is time for you to step down from your role as CEO and director so that you can do what you do best: retreat to your waterfront mansion in the Hamptons where you can play tennis and hobnob with your fellow

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socialites. The matter of repairing the mess you have created should be left to professional management and those that have an economic stake in the outcome.

Sincerely,

/s/ Daniel S. Loeb

Daniel S. Loeb